[redacted]

11020247

SEC Mail Processing Section
Received
MAR 01 2011
Wash, D.C.
196

pls 3/15

SECU... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number:
Expires:
Estimated average burden hours per response ....

SEC FILE NUMBER
~~8-66758~~ 8-53523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **W.J. Bradley Company Investment Banking/Capital Markets**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Columbine Street, Suite 300
(No. and Street)

Denver	**CO**	**80206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bradley **(303) 825-5670**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	**DENVER**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

mk

OATH OR AFFIRMATION

I, William J. Bradley affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of W.J. Bradley Investment Banking/Capital Markets as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary Public

LINDA K WATKINS
NOTARY PUBLIC
STATE OF COLORADO
My Comm Exp. 06-11-2012

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
X	m.	A Copy of the SIPC Supplemental Report.
	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	o.	Independent auditors' report
X	p.	Independent auditors' report on internal control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

We have audited the accompanying balance sheet of W.J. Bradley Company Investment Banking/Capital Markets (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2009 were audited by other auditors whose report dated February 22, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.J. Bradley Company Investment Banking/Capital Markets as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in the computation of net capital and aggregate indebtedness, is presented only for supplementary analysis purposes and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
196
SECTION

February 25, 2011
Denver, Colorado

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Balance Sheets

	December 31, 2010	December 31, 2009
Assets		
Current assets		
Cash	$ 14,299	$ 22,487
Prepaid expenses	723	918
Total current assets	15,022	23,405
Total assets	$ 15,022	$ 23,405
Liabilities and Stockholders' Equity		
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 1,000,000 shares authorized, 17,000 shares issued and outstanding	$ 17,000	$ 17,000
Additional paid-in capital	45,285	45,285
Accumulated deficit	(47,263)	(38,880)
Total stockholders' equity	15,022	23,405
Total liabilities and stockholders' equity	$ 15,022	$ 23,405

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Statements of Income

	For the Years Ended December 31,	
	2010	2009
Revenue		
Consulting	$ 30,000	$ 30,000
Operating expenses		
General and administrative	28,383	27,721
Net income	$ 1,617	$ 2,279

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock				Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Equity
	Shares		Amount						
Balance - December 31, 2008	17,000	$	17,000	$	45,285	$	(36,159)	$	26,126
Stockholder distributions	-		-		-		(5,000)		(5,000)
Net income	-		-		-		2,279		2,279
Balance - December 31, 2009	17,000		17,000		45,285		(38,880)		23,405
Stockholder distributions	-		-		-		(10,000)		(10,000)
Net income	-		-		-		1,617		1,617
Balance - December 31, 2010	17,000	$	17,000	$	45,285	$	(47,263)	$	15,022

See notes to financial statements.

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Statements of Cash Flows

	For the Years Ended December 31,	
	2010	2009
Cash flows from operating activities		
Net income	$ 1,617	$ 2,279
Changes in assets and liabilities		
Prepaid expenses	195	2,612
Net cash provided by operating activities	1,812	4,891
Cash flows from financing activities		
Stockholder distributions	(10,000)	(5,000)
Net cash used in financing activities	(10,000)	(5,000)
Net decrease in cash	(8,188)	(109)
Cash - beginning of year	22,487	22,596
Cash - end of year	$ 14,299	$ 22,487

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

W.J. Bradley Company Investment Banking/Capital Markets (the "Company"), a Colorado corporation, is a registered broker dealer formed on July 9, 2001. The Company received its approval as a broker dealer in February 2002. The Company is wholly owned by W.J. Bradley Company (the "Parent"). The Company's operations are headquartered in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide merger and acquisition advisory services in addition to private placement of debt and equity and private Direct Participation Programs to clients primarily in the residential mortgage banking industry. The Company does not hold customer funds or securities.

Investment Banking and Advisory Services

The Company earns substantially all of its revenue from investment banking and advisory services, which include private placement, merger and acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees, or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement (generally less than six months). The Company recognizes service and consulting fees as revenue when the related services are provided and recognizes transaction fees as revenue when the underlying transaction is complete.

The Company provided consulting and advisory services to and has received investment banking transaction fees from W.J. Bradley Company Merchant Partners, LLC ("Merchant Partners") in the amount of $30,000 for each of the years ended December 31, 2010 and 2009. The parent company of the Company has a minority investment in the parent company of Merchant Partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all cash and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for federal income taxes has been recorded on the accompanying financial statements.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid expenses to regulatory agencies.

Advertising Costs

The Company expenses advertising costs as incurred.

Note 2 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had a net capital of $14,299, which was $9,299 in excess of its required net capital of $5,000, and the Company had a percentage of aggregate indebtedness to net capital of 0%. There were no material differences between the Company's computation of net capital and the computation based on the audited financial statements.

Note 3 - Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents approximate their fair value at December 31, 2010 and 2009.

Note 4 - Subsequent Events

Management has evaluated subsequent events through February 25, 2011, the date on which the financial statements were available to be issued.

ACCOMPANYING INFORMATION

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Computation of Net Capital Under Rule 15C-3-1 of the Securities and Exchange Commission
December 31, 2010

Total stockholders' equity	$	15,022
Deductions and/or charges Non-allowable assets		(723)
Net capital before haircuts on securities positions		14,299
Haircuts and undue concentration		-
Net capital	$	14,299
Minimum net capital requirement (greater of $5,000 or 6.66% of aggregate indebtedness)	$	5,000
Excess of net capital over minimum requirements	$	9,299
Aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0 %

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

In planning and performing our audit of the financial statements of W.J. Bradley Company Investment Banking/Capital Markets (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Stockholders
W.J. Bradley Company Investment Banking/Capital Markets

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of Internal Control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in Internal Control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in Internal Control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of Internal Control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be material weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

Board of Directors and Stockholders
W.J. Bradley Company Investment Banking/Capital Markets

This report is intended solely for the information and use of the Board of Directors, stockholders, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 25, 2011
Denver, Colorado

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
W.J. Bradley Company Investment Banking/Capital Markets
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC 7]) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by W.J. Bradley Company Investment Banking/Capital Markets (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Stockholders
W.J. Bradley Company Investment Banking/Capital Markets

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 25, 2011
Denver, Colorado

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053523 FINRA DEC
WJ Bradley Co Investment Banking/Capital Markets
201 Columbine St. #300
Denver Co 80206-4744

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 145.95
B. Less payment made with SIPC-6 filed (exclude interest) 7/21/2010 Date Paid		(0)
C. Less prior overpayment applied		(89.00)
D. Assessment balance due or (overpayment)		56.95
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 56.95
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 56.95	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WJ Bradley Company Investment Banking Capital Markets
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	28,383
(7) Net loss from securities in investment accounts.	0
Total additions	58,383
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 58,383
2e. General Assessment @ .0025	$ 145.95

(to page 1, line 2.A.)

W.J. BRADLEY COMPANY INVESTMENT BANKING/CAPITAL MARKETS

Financial Statements
and
Independent Auditors' Report
December 31, 2010 and 2009

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS